

Mail Stop 4561

June 20, 2016

James W. Preuninger
Chief Executive Officer
Amber Road, Inc.
One Meadowlands Plaza
East Rutherford, New Jersey 07073

> **Re:** **Amber Road, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 16, 2016**
> **Form 8-K**
> **Filed May 5, 2016**
> **File No. 001-36360**

Dear Mr. Preuninger:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements

Note (2) Summary of Significant Accounting Policies and Practices

(t) Geographic Information, page F-13

1. We note that a significant portion of your revenues and long-term assets are included in the "international" geographic area. To the extent material, revenues and long-lived assets by foreign country may need to be separately disclosed. Please tell us how you considered the guidance in ASC 280-10-50-41.

Note (3) Acquisitions, page F-14

2.   We note that you acquired ecVision on March 2, 2015. Please tell us your consideration of disclosing the primary reasons for the business combination and providing a qualitative description of the factors that make up the goodwill recognized. We refer you to ASC 805-10-50 and ASC 805-30-50. We further note that you have a contingent retention payment of $3,675,000 payable on June 1, 2017. Please explain how you considered the guidance in ASC 805-10-55-25 when determining whether the contingent retention payment should be included as part of your purchase consideration or compensation expense.

Note (9) Stockholders' Equity, page F-21

3.   We note your have overseas subsidiaries including the ones in the People's Republic of China and Japan. Tell us what consideration you gave to disclosing the amount of retained earnings or net income that is restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X. In addition, tell us the amount of any restricted net assets of consolidated and unconsolidated subsidiaries as of December 31, 2015. In this regard, also explain how you considered the disclosure requirements in Rule 4-08(e)(3) and Rule 5-04 of Regulation S-X regarding Schedule I.

Form 8-K filed May 5, 2016

Exhibit 99.1

4.   We note your forward-looking non-GAAP measures for the second quarter and full year 2016 includes Non-GAAP revenue, Non-GAAP adjusted operating loss and Non-GAAP adjusted net loss per common share. Your presentation appears to include of forward-looking non-GAAP measures without a similar discussion and analysis of the comparable GAAP measures in a location with equal or greater prominence. We refer you to Item 10(e)(1)(i)(A) of Regulation S-K. In addition, you appear have excluded a quantitative reconciliation for the forward-looking non-GAAP measures in reliance on the "unreasonable efforts" exception in Item 10(e)(1)(i)(B) of Regulation S-K without disclosing that fact and identifying the information that is unavailable. Your disclosure is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271 or Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services